STRICTLY CONFIDENTIAL

January 12, 2007

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Unicom Limited
Form 20-F for the fiscal year ended December 31, 2005
Filed June 29, 2006, File No. 1-15028

Dear Ms. Blye:

This is in response to the Staff’s comment letter dated December 12, 2006, relating to the annual report on Form 20-F of China Unicom Limited (the “Company”) for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”).  A copy of this letter will also be submitted as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.  Our responses to the comments are as follows.

General

1.                                      We note the disclosure on page 43 that you have established fiber-optic interconnections between China and North Korea.  North Korea is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls.  Please describe for us your past, current and any anticipated operations in, and other contacts with, North Korea, whether through direct or indirect arrangements.  Your response should describe any contacts, including any agreements or commercial arrangements, you may have with the government of North Korea or entities controlled by that government.

During its ordinary course of business, the Company has established an international interconnection network with many of China’s neighboring countries and regions to support the Company’s regular telecommunication business, including international long-distance call services.  The fiber optic interconnection between China and North Korea (the “Interconnection”) is one of the interconnections of this international interconnection network.

The construction of the Interconnection was completed in late 2004, with the Company being responsible for the investment in and the construction of the interconnection facilities exclusively within PRC territory.  The related construction costs were approximately RMB3 million (approximately US$385,000).  In May 2005, China Unicom Corporation Limited (“CUCL”), the Company’s operating subsidiary, entered into a traffic termination agreement with Korea Posts and Telecommunications Company (“KPTC”), a North Korean state-owned telecommunications company, in respect of international voice communications traffic through the Interconnection (the “2005 Agreement”).  That agreement sets forth interconnection charge rates over the incoming voice traffic through the Interconnection that each party may charge the other and provides for minimum traffic volume commitments.  Under the 2005 Agreement, the payments are settled by netting out each party’s payment due to the other party at year end.  The Company’s net payment to KPTC for 2005 was €125,749.27 (approximately US$166,300).

In 2006, CUCL and KPTC entered into a substantially similar traffic termination agreement, effective from January 1, 2006 to December 31, 2006 (the “2006 Agreement”).  The Company’s net payment to KPTC for 2006 is estimated to be approximately €200,000 (approximately US$264,500).  The Company currently expects that CUCL and KPTC would enter into annual traffic termination agreements in respect of 2007 and subsequent years with substantially similar terms.

The Company respectfully notes that U.S. common carriers who, unlike the Company, are U.S. persons subject to U.S. economic sanctions administered by the Office of Foreign Assets Control under the U.S. Department of the Treasury (“OFAC”), are permitted to engage in transactions that are incident to the receipt or transmission of telecommunications involving North Korea (see 31 C.F.R. §500.571).  The Interconnection and the Company’s traffic termination arrangements with KPTC are incident to the Company’s regular telecommunication services. In addition, the Company notes that KPTC is not among the North Korean entities that have been included in the specially designated nationals list published and maintained by OFAC, including those North Korean entities that were designated under the program of non-proliferation of weapons of mass destruction.  Moreover, the Company has no knowledge or reasonable cause to believe that the customary interconnection arrangements with KPTC involve any fund transfer that would pose a risk of furthering terrorist acts in or against the United States.  Therefore, the Company believes that its business activities in connection with the Interconnection would be in compliance with OFAC regulations, if such regulations were applicable to the Company.

Other than the Interconnection and the associated traffic termination agreements between CUCL and KPTC discussed above, the Company and its affiliates have no agreements or commercial arrangements, direct or indirect, with the government of North Korea or entities controlled by that government.  The Company also confirms that its only subsidiary in the United States, China Unicom USA Corporation, has not been and is not involved in providing any telecommunication services to North Korea. In addition, the Company has no prior or existing operation within North Korea and it does not anticipate any future operation within North Korea.

2.                                       Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets and liabilities.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, North Korea.

Your qualitative materiality analysis also should address whether, and the extent to which, the North Korea government or entities controlled by the North Korea government receives cash or act as intermediaries in connection with your operations.

The Company has carefully analyzed the materiality of the business contacts described in its response to Comment 1 and concluded that they do not constitute a material investment risk for the Company’s security holders.

The Interconnection is only one of the interconnections between China and many of its neighboring countries and regions, and the purpose for establishing such interconnections is to provide transmission network support for the Company’s international long-distance call services for its customers.  As disclosed on page 43 of the 2005 Form 20-F, in addition to the Interconnection with North Korea, the Company has established interconnections with Japan, South Korea, Singapore, Taiwan, Hong Kong, Macau, Mongolia and Russia, as well as major countries in eastern and southeastern Asia.  In line with regular international telecommunication industry practice, the Company routinely enters into customary interconnection agreements with telecommunications operators in foreign countries and regions, including the traffic termination agreements with KPTC.  Other than the Interconnection and the associated traffic termination arrangements, the Company has no business contacts whatsoever with North Korea.  The Company has no manufacturing, marketing, sales or distribution facilities in North Korea, nor does it employ any person in North Korea.  Moreover, the Company has no subsidiaries, joint venture interests or other investments in North Korea and does not sell telecommunication products or technology into North Korea. In sum, the Company does not believe that the qualitative nature of the Interconnection and associated traffic termination arrangements with KPTC would be considered significant by a reasonable investor.

On a quantitative basis, the Company does not believe its investment in or the telecommunication traffic through or the operating results of the Interconnection is material.  The RMB3 million the Company incurred on the construction of the Interconnection (within PRC territory) accounted for less than 0.02% of the Company’s total capital expenditure in 2004. The total incoming and outgoing long distance calls through the Interconnection in 2005 totaled 98,859 minutes and 430,242 minutes, respectively, which accounted for approximately 0.0038% and 0.16% of the Company’s total incoming and outgoing international long distance calls in 2005, respectively.  The Company’s net payment to KPTC for 2005 constituted approximately 0.0017% of the Company’s costs and expenses in 2005.  As is the case with the Company’s other international interconnections, the Company derives revenue in respect of calls made by and to its customers through the Interconnection.  Although the Company does not track or ascribe this revenue by destination or source country, the Company notes that its total long distance revenue constituted 1.7% of the Company’s total revenue in 2005, and as noted above traffic through the Interconnection constituted only a very small fraction of the Company’s total incoming and outgoing long distance calls in 2005.

In respect of various State laws referred to in Comment 2, the Company respectfully submits that applying such State laws to conduct specifically allowed by the U.S. Federal OFAC regulations (i.e., transactions incident to the receipt or transmission of telecommunications involving North Korea) would present a clear conflict with U.S. law and policy in a field occupied by Federal law to the exclusion of State law.

Given the fact that the Company’s construction and operation of the Interconnection are immaterial, both quantitatively and qualitatively, and serve a legitimate and customary business purpose, we do not believe that the Company’s reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of the Interconnection.  The Company also views that actions that would be compliant with U.S. Federal law (if such law applied to the Company) and policy do not present a material investment risk to security holders.  The Company further confirms that its Investor Relations Department has never received any investor inquiry regarding the Interconnection.

For the foregoing reasons, the Company does not believe that the Interconnection and associated traffic termination arrangements would constitute a material investment risk, whether qualitatively or quantitatively, for the Company’s security holders.

The Company does not propose to amend the 2005 Form 20-F in relation to the matters discussed in this letter.

*          *          *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Karry Chu (Company Secretary) at (852) 2121-3220.

Sincerely,

/s/ Chang Xiaobing
CHANG Xiaobing
Chairman and Chief Executive Officer

cc:	Larry Spirgel
Kyle Moffatt
Pradip Bhaumik
(Securities and Exchange Commission)

Qiuhong Li
Karry Chu
(China Unicom Limited)

Chun Wei
John D. Young, Jr.
Weiheng Chen
Jun Zheng
(Sullivan & Cromwell LLP)

CHINA UNICOM LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018        Fax: (852) 2126 2016        Website: www.chinaunicom.com.hk